SEC  OMMISSION

03052191

SEC FILE NO.
8-050484



SEC MAIL PROCESSING
RECEIVED
SEP 29 2003
WASH, D.C.
181
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (mm/dd/yy) AND ENDING 06/30/03 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ORION TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

160 PINE STREET, SUITE 720
(No and Street)

SAN FRANCISCO (city) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS MCNELL (415) 962-3550
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **DENNIS MCNELL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ORION TRADING, LLC** as of **JUNE 30, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 26th DAY OF Sept 2003

NOTARY PUBLIC


ANDREW F. ALBRIGHT
COMM. #1252845
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2004
PC01
PC01

Signature

CEO

Title

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Orion Trading, LLC

Annual Audit Report

June 30, 2003

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Orion Trading, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Orion Trading, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Orion Trading, LLC (the Company) as of June 30, 2003, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orion Trading, LLC at June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter + Associates

August 20, 2003

Orion Trading LLC

Statement of Financial Condition

June 30, 2003

Assets	
Cash	$ 28,594
Total assets	$ 28,594
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 12,027
Member's equity	16,567
Total liabilities and member's equity	$ 28,594

See independent auditor's report and accompanying notes.

Orion Trading, LLC

Statement of Income (Loss)

For the Year Ended June 30, 2003

Revenues:	
Interest income	$ 879
Total revenue	879
Expenses:	
Rent	181,600
Professional fees	6,017
Management fees	4,471
Regulatory fees	3,500
Other operating expenses	978
Total expenses	196,566
Net loss	$ (195,687)

See independent auditor's report and accompanying notes.

Orion Trading, LLC

Statement of Changes in Member's Equity

For the Year Ended June 30, 2003

Member's equity at June 30, 2002	$	27,081
Prior period adjustment		185,173
Net loss		(195,687)
Member's equity at June 30, 2003	$	16,567

Orion Trading, LLC

Statement of Cash Flows

For the Year Ended June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(195,687)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Accrued interest receivable		4,173
Increase (decrease) in:		
Accounts payable and accrued expenses		(120,036)
Net cash provided (used) by operating activities		(311,550)
CASH FLOWS FROM INVESTING ACTIVITIES		
Redemption of Certificates of Deposit		181,000
Net increase (decrease) in cash and equivalents	$	(130,550)
Cash and equivalents, June 30, 2002		159,144
Cash and equivalents, end of year	$	28,594

See independent auditor's report and accompanying notes.

Orion Trading, LLC

Notes to the Financial Statements

June 30, 2003

(1) Organization

Orion Trading, LLC (the Company) was organized in the State of California on November 9, 2000 by contributing all the shares of Orion Trading, Inc. for membership interests. The Company is a broker-dealer registered with the Securities and Exchange Commission and was accepted as a member of the National Association of Securities Dealers on June 17, 1998. The Company is wholly-owned by Trade Orion Holdings, LLC. Liability of the Company's member is limited to contributed capital.

The Company was a non-operating entity during the year ended June 30, 2003.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Income Taxes
The Company, a limited liability company (LLC), is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California franchise tax of $800 and a California LLC fee based on gross revenue.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Orion Trading, LLC

Notes to the Financial Statements

June 30, 2003

(3) Prior Period Adjustment

Certain errors resulting in an understatement of previously reported asset balances were discovered during the current year. Accordingly, an adjustment of $181,000 was made to increase certificates of deposit and $4,173 to increase accrued interest receivable as of June 30, 2002. A corresponding entry was made to increase previously reported member's equity by $185,173. The effect of the restatement increased net earnings for the year ended June 30, 2002 by $4,173.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2003, the Company's net capital was $16,567, which exceeded the requirement by $11,567.

(5) Related Parties

Under agreements with Orion Operations, LLC, a company under common control, office facilities, equipment and furnishings, office support, general and overhead expenses are provided to the Company in exchange for management fees. The Company paid management fees of $118,000 during the year ended June 30, 2003 and $6,226 was payable at June 30, 2003.

(6) Subsequent Event

Subsequent to June 30, 2003, the Company has been requested by the National Association of Securities Dealers to give up its membership due to the firm's non-operational status.

SUPPLEMENTAL INFORMATION

Orion Trading, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2003

Net Capital:	
Total member's equity qualified for net capital	$ 16,567
Net capital	$ 16,567
Net minimum capital requirement of 6.67% of aggregate indebtedness of $12,027 or $5,000, whichever is greater	5,000
Excess net capital	$ 11,567

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of June 30, 2003)

Net capital as reported in Company's Part II of Form X-17A-5 as of June 30, 2003	$ 26,652
Decrease in member's equity	(10,085)
Net capital per above computation	$ 16,567

Orion Trading, LLC

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2003

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).
The Company had no customer transactions for the year ended June 30, 2003.

Information for Possession or Control Requirements Under Rule 15c3-3

June 30, 2003

Not applicable

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Orion Trading, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Orion Trading, LLC (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended June 30, 2003, and this report does not affect our report thereon dated August 20, 2003.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



August 20, 2003